As filed with the Securities and Exchange Commission on September 14, 2007
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

TEPPCO Partners, L.P.
(Exact name of registrant as specified in its charter)

Delaware	79-0291058
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1100 Louisiana Street, Suite 1600 Houston, Texas 77002 (713) 381-3635 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	Patricia A. Totten 1100 Louisiana Street, Suite 1600 Houston, Texas 77002 (713) 381-3636 (Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Paul F. Perea
Baker Botts L.L.P.
One Shell Plaza, 910 Louisiana Street
Houston, Texas 77002
(713) 229-1234
     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☑
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
	Amount to be	Offering Price Per	Aggregate Offering	Amount of
Title of Each Class of Securities to be Registered	Registered (1)	Unit (2)	Price	Registration Fee
Units representing limited partner interests	10,000,000	$38.84	$388,400,000	$11,923.88

(1)	Pursuant to Rule 416 under the Securities Act, the common units being registered hereunder include such indeterminate number of units as may be issuable with respect to the units being registered hereunder as a result of unit splits, unit dividends or similar transactions.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Section 457(c) of the Securities Act. The proposed maximum offering price per unit is based on $38.84, the average of the high and low sales prices of TEPPCO Partners, L.P. units as reported on The New York Stock Exchange on September 12, 2007. The proposed maximum aggregate offering price is based on the number of units listed above and the proposed maximum offering price per unit.

PROSPECTUS
TEPPCO Partners, L.P.

Distribution Reinvestment Plan
10,000,000 units representing limited partner interests

     With this prospectus, we are offering participation in our Distribution Reinvestment Plan to owners of our units. We have appointed Mellon Bank, N.A. as the administrator of the Plan. The Plan provides a simple, convenient and no-cost means of investing in our units.
Plan highlights:
•	You may participate in the Plan if you currently are a unitholder of record of our units or if you own our units through your broker (by having your broker participate on your behalf).

•	You may purchase additional units by reinvesting all or a portion of the cash distributions paid on your units.

•	You may purchase our units at a discount ranging from 0% to 5% (currently set at 5%) without paying any service fees, brokerage trading fees or other charges. (Note: If you participate in the Plan through your broker, you should consult with your broker; your broker may charge you a service fee.)
     Your participation in the Plan is voluntary, and you may terminate your account at any time.
     You should read carefully this prospectus before deciding to participate in the Plan. You should read the documents we have referred you to in the “Where You Can Find More Information” section of this prospectus for information on us and for our financial statements.
     Our units are listed on the New York Stock Exchange under the ticker symbol “TPP.”

     Limited partnerships are inherently different from corporations. Investing in our units involves risk. You should review carefully “Risk Factors” on page 1 for a discussion of important risks you should consider before enrolling in the Plan. We suggest you retain this prospectus for future reference.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 14, 2007.

     You should rely only on the information contained or incorporated by reference into this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information provided in this prospectus is accurate as of any date other than the date on the front of this document or that any information incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.
     In this prospectus, the terms “we,” “us” and “our” refers to TEPPCO Partners, L.P. and its subsidiaries, unless otherwise indicated or the context requires otherwise.
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OUR COMPANY
     We are a Delaware limited partnership formed in March 1990. We are one of the largest common carrier pipelines of refined petroleum products and liquefied petroleum gases in the United States. In addition, we own and operate petrochemical and natural gas liquids pipelines; we are engaged in crude oil transportation, storage, gathering and marketing; we own and operate natural gas gathering systems; and we own interests in Jonah Gas Gathering Company, Seaway Crude Pipeline Company, Centennial Pipeline LLC and an undivided ownership interest in the Basin Pipeline. Texas Eastern Products Pipeline Company, LLC, a subsidiary of Enterprise GP Holdings L.P., is our general partner.
     Our principal executive offices are located at 1100 Louisiana Street, Suite 1600, Houston, Texas 77002, and our telephone number is (713) 381-3636.
RISK FACTORS
     An investment in our units involves risks. You should consider carefully the following risk factors relating to our Distribution Reinvestment Plan, or the “Plan,” together with all of the other information included in, or incorporated by reference into, this prospectus before deciding to participate in the Plan. The risks relating to the Plan are not the only risks associated with an investment in our units. For risks related to our business that may have an impact on our results of operations and financial condition, risks related to our units as a result of our partnership structure, and tax risks to unitholders, please read “Risk Factors” in Part I of our most recent Annual Report on Form 10-K and in Part II of our most recent Quarterly Reports on Form 10-Q as well as our future annual, quarterly and current reports that are incorporated by reference into this prospectus, as such information may be amended or supplemented by any future filings with the Securities and Exchange Commission. This prospectus also contains or incorporates by reference forward-looking statements that involve risks and uncertainties. Please read “Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described above and elsewhere in this prospectus. If the events or possibilities described in any of these risks occur, our business, financial condition or results of operation could be adversely affected. In that case, the trading price of our units could decline, and you could lose all or part of your investment.
Risks Relating to the Plan
     You will not know the price of the units you are purchasing under the Plan at the time you authorize the investment or elect to have your distributions reinvested. The price of our units may fluctuate between the time you decide to purchase units under the Plan and the time of actual purchase. As a result, you may purchase units at a price higher than the price you anticipated.
     If you instruct the Administrator to sell units under the Plan, you will not be able to direct the time or price at which your units are sold. The price of our units may decline between the time you decide to sell units and the time of actual sale.
     If you decide to withdraw from the Plan and you request a certificate for whole units credited to you under the Plan from the Administrator, the market price of our units may decline between the time you decide to withdraw and the time you receive the certificate.
THE PLAN
Plan Overview
     The Plan offers a simple, convenient and no-cost way for owners of our units to invest all or a portion of their cash distributions in our units. The Plan is designed for long-term investors who wish to invest and build their unit ownership over time. Unlike an individual brokerage account, the timing of purchases is subject to the provisions of the Plan. The principal terms and conditions of the Plan are summarized in this prospectus under “— Commonly Asked Questions” below.
     We have appointed Mellon Bank, N. A., or the “Administrator,” to administer the Plan, and certain administrative support will be provided to the Administrator by Mellon Investor Services LLC, a registered transfer agent. Together, the Administrator and its affiliates will purchase and hold units for Plan participants, keep records, send statements and perform other duties required by the Plan.
     Only registered holders of our units can participate directly in the Plan. If you are a beneficial owner of units in a brokerage account and wish to reinvest your distributions, you can make arrangements with your broker or nominee to participate in the Plan on your behalf, or you can request that your units become registered in your name.
     Read on for a more detailed description of the Plan and enrollment. Please see question number 6 below for information on how to enroll online.
Commonly Asked Questions
1. How can I participate in the Plan?
     If you are a current holder of record or registered holder of our units, you may participate directly in the Plan. If you own units that are registered in someone else’s name (for example, a bank, broker, or trustee), the Plan allows you to participate through such person, should they elect to participate, without having to withdraw your units from such bank, broker or trustee. If your broker or bank elects not to participate in the Plan on your behalf, you can participate by withdrawing your units from such bank or broker and registering your units in your own name.
2. How do I get started?
     If you are a registered holder of our units, once you have read this prospectus, you can get started by enrolling in the Plan online through Investor ServiceDirect® at www.melloninvestor.com, or by completing the Enrollment Form for the Plan and mailing it to the Administrator in the envelope provided. We expect the Administrator to make Plan and enrollment materials available after the date of this prospectus. Please contact the Administrator regarding initial availability of such materials. Your participation will begin promptly after your authorization is received. Once you have enrolled, your participation continues automatically, as long as you wish. If you own units that are registered in someone else’s name (for example a bank, broker or trustee), then you should contact such person to arrange for them to participate in the Plan on your behalf.
3. How are distributions reinvested?
     By enrolling in the Plan, you direct the Administrator to apply distributions to the purchase of additional units in accordance with the terms and conditions of the Plan. You may elect to reinvest all or a portion of your distributions in additional units. The Administrator will invest distributions in whole and fractional units on the quarterly distribution payment date (the investment date). No interest will be paid on funds held by the Administrator pending investment.
     If the Administrator receives your Enrollment Form on or before the record date for the payment of the next distribution, the amount of the distribution that you elect to be reinvested will be invested in additional units for your Plan account. If the Enrollment Form is received in the period after any distribution record date, that distribution will be paid by check or automatic deposit to a bank account that you designate and your initial distribution reinvestment will commence with the following distribution.
     You may change your distribution reinvestment election at any time on-line through Investor ServiceDirect® or by notifying the Administrator in writing. To be effective with respect to a particular distribution, any such change must be received by the Administrator on or before the record date for that distribution.
4. When are distributions reinvested?
     The investment date will be the distribution payment date for each quarter, which is within 50 days after the end of the quarter. The record date for eligibility to receive distributions is determined by our general partner in its reasonable discretion and has generally been the last day of the month preceding a month in which distributions are paid (generally the last day of January, April, July and October). In the unlikely event that, due to unusual market conditions, the Administrator is unable to invest the funds within 30 days of the distribution payment date, the Administrator will return the funds to you by check. No interest will be paid on funds held by the Administrator pending investment.

5. What is the source and price of units purchased under the Plan?
     We have the sole discretion to determine whether units purchased under the Plan will come from our authorized but unissued units or from units purchased on the open market by the Administrator. We currently intend to use our authorized but unissued units for all units to be purchased under the Plan.
     The price for authorized but unissued units purchased with reinvested distributions will be the average of the high and low trading prices of the units on the New York Stock Exchange — Composite Transactions for the five trading days immediately preceding the investment date, less a discount ranging from 0% to 5%. The discount is initially set at 5%; therefore, the initial purchase price for authorized but unissued units purchased with reinvested distributions will be 95% of such average trading price. (Note: If you participate in the Plan through your broker, you should consult with your broker to determine if your broker will charge you a service fee.)
     The purchase price for units purchased with reinvested distributions on the open market will be the weighted average price of all units purchased for the Plan for the respective investment date, less a discount ranging from 0% to 5%. (Note: If you participate in the Plan through your broker, you should consult with your broker to determine if your broker will charge you a service fee.)
     We will provide notice to you of any changes in the discount rate at least 30 days prior to the following record date.
6. Who is the Administrator of the Plan?
     Mellon Bank, N.A. is the Administrator of the Plan. Mellon Investor Services LLC, a registered transfer agent, and Mellon Securities LLC, a registered broker/dealer, will provide certain administrative support to the Administrator. If you have questions regarding the Plan, please write to the Administrator at the following address: Mellon Bank, N.A. c/o Mellon Investor Services, P.O. Box 358035, Pittsburg, PA 15252-8035, or call the Administrator at 1-800-953-2496 (toll free from inside the United States or Canada) or 1-201-680-6578 (from outside the United States or Canada). An automated voice response system is available 24 hours a day, 7 days a week. Customer service representatives are available from 9:00 a.m. to 7:00 p.m., Eastern Standard Time, Monday through Friday (except holidays). Please include a reference to TEPPCO Partners, L.P. in all correspondence.
     In addition, you may visit the Mellon Investor Services website at www.melloninvestor.com. At this website, if you are a registered holder of our units, you can enroll in the Plan, obtain information, and perform certain transactions on your Plan account by accessing Investor ServiceDirect®. To gain access, use your Investor Identification Number (found on recent distribution check stub) to establish a Personal Identification Number or PIN. We expect the Administrator to make Plan and enrollment materials available after the date of this prospectus. Please contact the Administrator regarding initial availability of such materials.
7. What is the cost of participating in the Plan?
     There is no fee for reinvesting distributions through the Plan. You may be responsible for certain charges if you withdraw from the Plan. Additionally, if you are a beneficial owner of our units and are participating in the Plan through your broker, you should consult with your broker; you may be charged a fee by your broker for participating in the Plan on your behalf.
8. How many units will be purchased for my account?
     If you are a registered holder of our units and are directly participating in the Plan, the number of units, including fractional units, purchased under the Plan will depend on the amount of your cash distribution you elect to reinvest and the price of the units determined as provided above. Units purchased under the Plan, including fractional units, will be credited to your account. Both whole and fractional units will be purchased. Fractional units will be computed to four decimal places.
     If you are a beneficial owner and are participating in the Plan through your broker, you should contact your broker for the details of how the number of units you purchase will be determined.
     This prospectus relates to 10,000,000 of our units registered for issuance under the Plan. We cannot assure you there will be enough units to meet the requirements under the Plan. If we do not have a sufficient number of authorized but unissued units to meet the Plan requirements during any quarter, and if the Administrator is unable to purchase a sufficient number of units in the open market, distributions received by the Administrator intended for reinvestment under the Plan will be returned to participants without interest.
9. What are the tax consequences of purchasing units under the Plan?
     You probably will not recognize income upon the purchase of units at a discounted purchase price under the Plan. There is a risk that the IRS would assert that you must recognize income in the amount of the discount or that we will determine in the future that it is necessary to allocate income to you in the amount of the discount in order to preserve the uniformity of our units. Your cost basis for tax purposes in the units you purchase under the Plan will be equal to the amount of the distributions used to purchase those units, plus any income you are required to recognize, or any income that we determine we must allocate to you, on account of the discounted purchase price. Purchasing units pursuant to the Plan will not affect the tax obligations associated with the units you currently own. Participation in the Plan will reduce the amount of cash distributions available to you to satisfy any tax obligations associated with owning units. Please read “Material Tax Consequences” for more information.
10. How can I withdraw from the Plan?
     If you are a registered holder of our units, you may discontinue the reinvestment of your distributions at any time by providing written notice to the Administrator. In addition, you may change your distribution election on-line under the Administrator’s account management service, as described above. To be effective for a particular distribution payment, the Administrator must receive notice on or before the record date for that distribution. In addition, you may request that all or part of your units be sold. When your units are sold through the Administrator, you will receive the proceeds less a handling charge of $15.00 and any brokerage trading fees.
     If you are a beneficial owner of our units and you are participating in the Plan through your broker, you should direct your broker to discontinue participation in the Plan on your behalf.
     If you dispose of all the units registered in your name, but do not give notice of withdrawal to the Administrator, the Administrator will continue to reinvest the cash distributions on any units held in your account under the Plan until the Administrator is notified otherwise.
     Generally, an owner of units may again become a participant in the Plan. However, we reserve the right to reject the enrollment of a previous participant in the Plan on grounds of excessive joining and termination. This reservation is intended to minimize administrative expense and to encourage use of the Plan as a long-term investment service.
11. How will my units be held under the Plan?
     If you are a registered holder of our units and you are directly participating in the Plan, the units that you acquire under the Plan will be maintained in your Plan account in non-certificated form for safekeeping. Safekeeping protects your units against physical loss, theft or accidental destruction and also provides a convenient way for you to keep track of your units. Only units held in safekeeping may be sold through the Plan.
     If you own units in certificated form, you may deposit your certificates for those units with the Administrator, free of charge. The Administrator will provide mail loss insurance coverage for certificates with a value not exceeding $100,000 in any one shipping package. Certificates should be delivered to the Administrator at 480 Washington Boulevard, Jersey City, NJ 07310 by United States Post Office registered mail, a national courier service or other receipted delivery service. Please note that mail loss insurance covers only the replacement of units and in no way protects against any loss resulting from fluctuations in the value of our units.
     You may request a certificate for all or a portion of the whole units in your Plan account from the Administrator. Upon request, the Administrator will mail a certificate to you within two business days. Please allow an additional five to seven business days for delivery of your certificate.
     If you are a beneficial owner of our units and you are participating in the Plan through your broker, the units that are purchased on your behalf under the Plan will be maintained in your account with your broker.
12. How do I sell units held under the Plan?

     If you are a registered holder of our units and you are directly participating in the Plan, you can sell your Plan units at any time by contacting the Administrator. Your sale request will be processed, and your units will, subject to market conditions and other factors, generally be sold within 24 hours of receipt and processing of your request. Please note that the Administrator cannot and does not guarantee the actual sale date or price, nor can it stop or cancel any outstanding sale or issuance requests. All requests are final. The Administrator will mail a check to you (less applicable sales fees) on the settlement date, which is three business days after your units have been sold. Please allow an additional five to seven business days from the settlement date to receive your check.
     Alternatively, you may choose to withdraw your units from your Plan account and to sell them through a broker of your choice. In this case you would have to request a certificate for your units from the Administrator prior to such sale.
     If you are a beneficial owner of our units and you are participating in the Plan through your broker, you should contact your broker to sell your units.
     Any employee, officer or director of ours should consult our insider trading policy prior to making any sales of Plan units. If you are an employee working in our Houston headquarters offices or if you are one of our officers or directors, any sale by you of Plan units is subject to specified restrictions in our insider trading policy. Those persons are allowed to sell Plan units only during the 60-day period beginning on the second business day following each public announcement of the Partnership’s financial results, if such a “trading window” is open and if not in possession of material nonpublic information. Sales of Plan units by our executive officers and directors are also subject to Section 16 of the Securities Exchange Act of 1934, and public reoffers or resales of Plan units by our “affiliates,” as that term is defined in Rule 405 promulgated by the Commission under the Securities Act of 1933, will be subject to the registration requirements of the Securities Act of 1933 unless made in compliance with an exemption therefrom, such as Rule 144.
13. How will I keep track of my investments?
     If you are a registered holder of our units and you are directly participating in the Plan, the Administrator will send you a transaction notice confirming the details of each transaction that you make and a quarterly statement of your account.
     If you are a beneficial owner of our units and you are participating in the Plan through your broker, the details of the reinvestment transactions will be maintained by your broker. You should contact your broker to determine how this information will be provided to you.
14. Can the Plan be suspended, modified or terminated?
     We reserve the right to suspend, modify or terminate the Plan at any time. Participants will be notified of any suspension, modification or termination of the Plan. If you are a registered holder of our units and you are directly participating in the Plan, upon our termination of the Plan, a certificate will be issued to you for the number of whole units in your account. Any fractional unit in your Plan account will be converted to cash and remitted to you by check.
15. What would be the effect of any unit splits, unit distributions or other distributions?
     Any units we distribute as a distribution on units (including fractional units) that are credited to your account under the Plan, or upon any split of such units, will be credited to your account. Distributions or splits distributed on all other units held by you and registered in your own name will be mailed directly to you. In a rights offering, your entitlement will be based upon your total holdings, including those credited to your account under the Plan. Rights applicable to units credited to your account under the Plan will be sold by the Administrator and the proceeds will be credited to your account under the Plan and applied to the purchase of units on the next investment date.
     If you want to exercise, transfer or sell any portion of the rights applicable to the units credited to your account under the Plan, you must request, at least two days prior to the record date for the issuance of any such rights, that a portion of the units credited to your account be transferred from your account and registered in your name.

Responsibilities Under the Plan
     We, the Administrator and any agent will not be liable in administering the Plan for any act taken in good faith, or for any omission to act in good faith, including, without limitation, any claim of liability arising out of failure to terminate a participant’s account upon that participant’s death prior to the receipt of notice in writing of such death. We have delegated all responsibility for administering the Plan to the Administrator, and we specifically disclaim any responsibility for any of its actions or inactions in connection with the administration of the Plan.
     You should recognize that neither we, the Administrator, nor any agent can assure you of a profit or protect you against an economic loss on units purchased under the Plan.
USE OF PROCEEDS
     We do not know either the number of units that will be purchased under the Plan or the prices at which units will be sold to participants. The net proceeds we realize from sales of our authorized but unissued units pursuant to the Plan will be used for general partnership purposes.
DESCRIPTION OF OUR UNITS
     For a description of our units, our cash distribution policy and our partnership agreement, please see our Form 8-A/A, filed with the Commission on March 30, 2007, incorporated by reference into this prospectus, as such information may be amended or supplemented by any future filings with the Commission.
MATERIAL TAX CONSEQUENCES
     This section is a summary of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Baker Botts L.L.P., counsel to our general partner and us, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to TEPPCO Partners, L.P. References to our principal operating subsidiaries are to TE Products Pipeline Company, LLC, TCTM, L.P. and TEPPCO Midstream Companies, LLC.
     The following discussion does not comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of units.
     All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Baker Botts L.L.P. and are based on the accuracy of the representations made by us.
     No ruling has been requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Baker Botts L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the units and the prices at which units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.
     For the reasons described below, Baker Botts L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues: (1) whether “curative” allocations made with respect to property acquired prior to December 21, 1993 will be respected (please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction”; (2) the treatment of a unitholder whose units are loaned to a short seller to cover a short sale of units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”; (3) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Units—Allocations Between Transferors and Transferees”; and (4) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “Uniformity of Units”).
Purchase of Units Under the Plan
     A purchaser of units under the Plan probably will not recognize income upon the purchase of units at a discounted purchase price. There is a risk that the IRS would assert that such a purchaser must recognize income in the amount of the discount or that we will determine in the future that it is necessary to allocate income to such a purchaser in the amount of the discount in order to preserve the uniformity of our units. A purchaser’s cost basis for tax purposes in the units purchased under the Plan will be equal to the amount of the distributions used to purchase those units, plus any income the purchaser is required to recognize, or any income that we determine we must allocate to the purchaser, on account of the discounted purchase price. The purchaser’s basis will be further adjusted as described below at “—Tax Consequences of Unit Ownership—Basis of Units.” Purchasing units pursuant to the Plan will not affect the tax obligations associated with the units the purchaser currently owns. Participation in the Plan will reduce the amount of cash distributions available to the purchaser to satisfy any tax obligations associated with owning units.
Partnership Status
     A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest.
     In order to be taxed as partnerships for federal income tax purposes, we and our principal operating subsidiaries must be classified as partnerships under Treasury regulations issued pursuant to Section 7701 of the Internal Revenue Code and must not be reclassified as corporations pursuant to Section 7704 of the Internal Revenue Code.
     The Treasury regulations under Section 7701 of the Internal Revenue Code that govern the classification of entities such as us and our principal operating subsidiaries as partnerships or corporations for federal income tax purposes were significantly revised effective January 1, 1997. Pursuant to these revised regulations, known as “check the box” regulations, entities organized as limited partnerships under the domestic partnership statutes are generally treated as partnerships for federal income tax purposes unless they elect to be treated as corporations. Domestic limited partnerships in existence prior to 1997 and who claimed partnership classification under the Treasury regulations in effect prior to 1997 are classified as partnerships for federal income tax purposes under the “check the box” regulations after 1996 unless they elect to be treated as corporations.
     Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, storage and processing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 10% of our current income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Baker Botts L.L.P. is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income can change from time to time.
     No ruling has been or will be sought from the IRS and the IRS has made no determination as to our classification as a partnership for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Baker Botts L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we and our principal operating subsidiaries will be classified as partnerships for federal income tax purposes.
     In rendering its opinion, Baker Botts L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Baker Botts L.L.P. has relied are:
(a) We and each of our principal operating subsidiaries that was in existence prior to 1997 have at all times been organized as limited partnerships or limited liability companies under domestic law and have each filed all federal tax returns claiming partnership classification or disregarded entity classification for federal tax purposes;
(b) Neither we nor any of our principal operating subsidiaries has elected or will elect under the “check the box” regulations to be treated as a corporation; and
(c) For each taxable year, more than 90% of our gross income will be income that Baker Botts L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.
     If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.
     If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net earnings would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his units, or taxable gain, after the unitholder’s tax basis in his units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.
     The discussion below is based on Baker Botts L.L.P.’s opinion that we will be classified as a partnership for federal income tax purposes.
Limited Partner Status
     Unitholders who have become limited partners of TEPPCO Partners, L.P. will be treated as partners of TEPPCO Partners, L.P. for federal income tax purposes. Also:
(a) assignees who are awaiting admission as limited partners, and
(b) unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their units will be treated as partners of TEPPCO Partners, L.P. for federal income tax purposes.

     A beneficial owner of units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”
     Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in TEPPCO Partners, L.P. for federal income tax purposes.
Tax Consequences of Unit Ownership
     Flow-through of Taxable Income. We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution.
     Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year or years ending with or within his taxable year. Please read “—Tax Treatment of Operations—Taxable Year and Accounting Method.”
     Treatment of Distributions. Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the units, taxable in accordance with the rules described under “—Disposition of Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including our general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Limitations on Deductibility of Losses.”
     A decrease in a unitholder’s percentage interest in us because of our issuance of additional units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.
     Basis of Units. A unitholder’s initial tax basis for his units will be the amount he paid for the units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “—Disposition of Units—Recognition of Gain or Loss.”
     Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.
     In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.
     The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally corporate or partnership activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.
     A unitholder’s share of our net earnings may be offset by any suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.
     Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:
• interest on indebtedness properly allocable to property held for investment;
• our interest expense attributed to portfolio income; and
• the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.
     The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.
     Entity-Level Collections. If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

     Allocation of Income, Gain, Loss and Deduction. The allocation of our items of income, gain, loss and deduction among our partners under our partnership agreement depends upon a number of factors, including the extent of our net income and net losses in prior years. Based upon the results of our prior operations, we currently expect that our items of income, gain, loss and deduction generally will be allocated as follows:
• between our general partner and the unitholders in proportion to the cash distributions they receive from us, if we have a net profit for the taxable year, and
• between our general partner and the unitholders in proportion to their prior allocations of net income, beginning with 1990, our initial taxable year, if we have a net loss for the taxable year.
     For tax purposes, we generally are required to adjust the “book” basis of all assets held by us and our operating subsidiaries, referred to below as “Adjusted Property,” to their fair market values each time we issue additional units. We will be required to do so in connection with any issuance of additional units. We are further required to adjust this book basis for each asset in proportion to tax depreciation or amortization we later claim with respect to the asset. Section 704(c) principles set forth in Treasury regulations require that subsequent allocations of depreciation, gain, loss and similar items with respect to the asset take into account, among other things, the difference between the “book” and tax basis of the asset. In this context, we use the term “book” as that term is used in Treasury regulations relating to partnership allocations for tax purposes. The “book” value of our property for this purpose may not be the same as the book value of our property for financial reporting purposes.
     For example, if one or more items of our Adjusted Property at the time we issue additional units is depreciable property with a “book” basis in excess of its tax basis, Section 704(c) principles generally will require that depreciation with respect to each such property be allocated disproportionately to purchasers of the newly issued units and away from our general partner and our other unitholders. To the extent these disproportionate allocations do not produce a result to holders of units similar to that which would be the case if all of our assets had a tax basis “stepped up” to their “book” basis on the date the new units are issued, purchasers of the newly issued units will be allocated the additional tax deductions needed to produce that result. These allocations will be made using the “remedial allocation method.” However, as discussed below at “—Uniformity of Units,” for periods prior to May 2007 we in some cases applied methods other than the remedial allocation method.
     In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by unitholders that did not receive the benefit of such deduction. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.
     An allocation of items of our income, gain, loss or deduction, other than an allocation required under Section 704(c) principles, will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:
• his relative contributions to us;
• the interests of all the partners in profits and losses;
• the interest of all the partners in cash flow; and
• the rights of all the partners to distributions of capital upon liquidation.
     Baker Botts L.L.P. is of the opinion that, with the exception of the issues described in “—Tax Consequences of Unit Ownership—Section 754 Election,” “—Uniformity of Units” and “—Disposition of Units—Allocations Between Transferors and Transferees” and immediately below, allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

     Treatment of Short Sales. A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a partner for those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:
• any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;
• any cash distributions received by the unitholder as to those units would be fully taxable; and all of these distributions would appear to be ordinary income.
     Baker Botts L.L.P. has not rendered an opinion regarding the treatment of a unitholder where units are loaned to a short seller to cover a short sale of units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Units—Recognition of Gain or Loss.”
     Alternative Minimum Tax. Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.
     Tax Rates. In general, the highest United States federal income tax rate for individuals is currently 35% and the maximum United States federal income tax rate for net capital gains of an individual is currently 15% if the asset disposed of was held for more than 12 months at the time of disposition.
     Section 754 Election. We and our operating subsidiaries have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election generally permits us to adjust a unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.
     The timing of deductions attributable to Section 743(b) adjustments to our common basis will depend upon a number of factors, including the nature of the assets to which the adjustment is allocable, the extent to which the adjustment offsets any Section 704(c)-type gain or loss with respect to an asset and certain elections we make as to the manner in which we will apply Section 704(c) principles with respect to an asset to which the adjustment is applicable. Please read “—Allocation of Income, Gain, Loss and Deduction.” The timing of these deductions may affect the uniformity of our units. Please read “—Uniformity of Units.”
     A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election.
     The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally either nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.
Tax Treatment of Operations
     Taxable Year and Accounting Method. We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year different from our taxable year and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of Units—Allocations Between Transferors and Transferees.”
     Initial Tax Basis, Depreciation and Amortization. The tax basis of our assets is used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of those assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to the time we issue additional units will be borne by our general partner and the holders of units immediately prior to the issuance of the additional units. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”
     To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Part or all of the goodwill, going concern value and other intangible assets held by us at the time we issue additional units may not produce any amortization deductions, because of the application of the “anti-churning” restrictions of Section 197.
     If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Units—Recognition of Gain or Loss.”
     The costs incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. The underwriting discounts and commissions we incur will be treated as syndication expenses.
     Valuation and Tax Basis of Our Properties. The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.
     When we issue additional units or engage in certain other transactions, we determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders and our general partner. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and the general partner, which may be unfavorable to such unitholders. Moreover, under this methodology, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge our methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of income, gain, loss and deduction between the general partner and certain of our unitholders.

     A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of gain from our unitholders’ sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders’ tax returns without the benefit of additional deductions.
Disposition of Units
     Recognition of Gain or Loss. Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.
     Prior distributions from us in excess of cumulative net taxable income for a unit that decreased a unitholder’s tax basis in that unit will, in effect, become taxable income if the unit is sold at a price greater than the unitholder’s tax basis in that unit, even if the price received is less than his original cost.
     Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 15%. However, a portion of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.
     The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.
     Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:
     • a short sale;
     • an offsetting notional principal contract; or
     • a futures or forward contract with respect to the partnership interest or substantially identical property.
     Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.
     Allocations Between Transferors and Transferees. In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.
     The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Baker Botts L.L.P. is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.
     A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.
     Transfer Notification Requirements. A unitholder who sells any of his units, other than through a broker, generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A unitholder who acquires units generally is required to notify us in writing of that acquisition within 30 days after the purchase, unless a broker or nominee will satisfy such requirement. We are required to notify the IRS of any such transfers of units and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties.
     Constructive Termination. We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year different from our taxable year, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. Please read “—Tax Treatment of Operations—Taxable Year and Accounting Method.” We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.
     We have determined that we experienced such a termination in May 2007. Accordingly, we are making new tax elections in our tax return for the year ending December 31, 2007, including a new Section 754 election and new elections as to the manner in which we apply Section 704(c) principles to our assets. We believe that the termination caused a deferral of our deductions for depreciation.
Uniformity of Units
     Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. Any non-uniformity could have a negative impact on the value of the units. The timing of deductions attributable to Section 743(b) adjustments to the common basis of our assets with respect to persons purchasing outstanding units may affect the uniformity of our units. Please read “—Tax Consequences of Unit Ownership—Section 754 election.” For example,
• for periods prior to our constructive termination in May 2007, we did not elect the remedial allocation method under Section 704(c) principles with respect to our goodwill on certain prior occasions upon which we adjusted the “book” basis of our assets to their fair market values (please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction”);
• for periods prior to our constructive termination in May 2007, the remedial allocation method under Section 704(c) principles was not fully applicable to assets we acquired prior to December 21, 1993 and as to which we were making “curative” allocations (please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction”); and
• it is possible that we own, or will acquire, certain assets that are not subject to the typical rules governing depreciation (under Section 168 of the Internal Revenue Code) or amortization (under Section 197 of the Internal Revenue Code) of assets.
     Any or all of these factors could cause the timing of a purchaser’s deductions to differ, depending on when the unit he purchased was originally issued.
     Our partnership agreement permits our general partner to take positions in filing our tax returns that preserve the uniformity of our units even under circumstances like those described above. These positions may include reducing for some unitholders the depreciation, amortization or loss deductions to which they would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. Our counsel, Baker Botts L.L.P., is unable to opine as to validity of such filing positions. A unitholder’s basis in units is reduced by his or her share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in his or her units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss.” The IRS may challenge one or more of any positions we take to preserve the uniformity of units. If such a challenge were sustained, the uniformity of units might be affected, and, under some circumstances, the gain from the sale of units might be increased without the benefit of additional deductions.
Tax-Exempt Organizations and Other Investors
     Ownership of units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.
     Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.
     Nonresident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net earnings or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.
     In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.
     Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.
Administrative Matters
     Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Baker Botts L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.
     The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.
     Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names Texas Eastern Products Pipeline Company, LLC, as our Tax Matters Partner.
     The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.
     A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.
     Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:
(a) the name, address and taxpayer identification number of the beneficial owner and the nominee;
(b) whether the beneficial owner is:
1. a person that is not a United States person;
2. a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or
3. a tax-exempt entity;
(c) the amount and description of units held, acquired or transferred for the beneficial owner; and

(d) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.
     Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.
     Accuracy-related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.
     For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:
(1) for which there is, or was, “substantial authority;” or
(2) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.
     More stringent rules apply to “tax shelters,” as that term is defined for purposes of the penalty provisions, but we believe we are not a tax shelter under that definition. If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.
     A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.
     Reportable Transactions. If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of $2 million. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “—Information Returns and Audit Procedures” above.
     Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:
• accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy-related Penalties,”
• for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability, and

• in the case of a listed transaction, an extended statute of limitations. We do not expect to engage in any “reportable transactions.”
     Registration as a Tax Shelter. We registered as a “tax shelter” under the law in effect at the time of our initial public offering and were assigned tax shelter registration number 90036000017. Issuance of a tax shelter registration number to us does not indicate that investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS. The term “tax shelter” has a different meaning for this purpose than under the penalty rules described above at “—Accuracy-related Penalties.”
     The American Jobs Creation Act of 2004 repealed the tax shelter registration rules and replaced them with the reporting regime described above at “—Reportable Transactions.” However, IRS Form 8271 nevertheless appears to require a unitholder to report our tax shelter registration number on the unitholder’s tax return for any year in which the unitholder holds our units. The IRS also appears to take the position that a unitholder who sells or transfers our units must provide our tax shelter registration number to the transferee. Unitholders are urged to consult their tax advisors regarding the application of the tax shelter registration rules.
State, Local, Foreign and Other Tax Considerations
     In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We currently own property or do business in a substantial number of states, virtually all of which impose a personal income tax and many impose an income tax on corporations and other entities. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Unit Ownership—Entity-Level Collections.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.
     It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him. Baker Botts L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.
PLAN OF DISTRIBUTION
     Subject to the discussion below, we will distribute newly issued units sold under the Plan. Mellon Securities LLC, a registered broker/dealer, will assist in the identification of investors and other related services, but will not be acting as an underwriter with respect to units sold under the Plan. You will pay no service fees or brokerage trading fees whether units are newly issued or purchased in the open market. We will pay all brokerage trading fees or other charges on units purchased through the Plan. However, if you are participating in the Plan through your broker, you may be charged a fee by your broker for participating in the Plan on your behalf. Additionally, if you request that your units held by the Administrator be sold, you will receive the proceeds less a handling charge of $15.00 and any brokerage trading fees. The units are currently listed on the New York Stock Exchange.

     Persons who acquire units through the Plan and resell them shortly after acquiring them, including coverage of short positions, under certain circumstances, may be participating in a distribution of securities that would require compliance with Regulation M under the Securities Exchange Act of 1934, and may be considered to be underwriters within the meaning of the Securities Act of 1933. We will not extend to any such person any rights or privileges other than those to which he, she or it would be entitled as a participant, nor will we enter into any agreement with any such person regarding the resale or distribution by any such person of our units.
     We have no arrangements or understandings, formal or informal, with any person relating to the sale of our units to be received under the Plan. We reserve the right to modify, suspend or terminate participation in the Plan by otherwise eligible persons to eliminate practices that are inconsistent with the purposes of the Plan.
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and current reports and other information with the Commission under the Securities Exchange Act of 1934 (Commission File No. 1-10403). You may read and copy any document we file at the Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-732-0330 for further information on their public reference room. Our filings are also available to the public at the Commission’s web site at www.sec.gov and at our web site at www.teppco.com. In addition, documents filed by us can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10002. You may also request a copy of our filings by contacting our Investor Relations Department at (800) 659-0059 or write to us at 1100 Louisiana Street, Suite 1600, Houston, Texas 77002, Attention: Investor Relations.
INFORMATION INCORPORATED BY REFERENCE
     The Commission allows us to incorporate by reference into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and later information that we file with the Commission will automatically update and supersede this information. Therefore, before you decide to participate in the Plan, you should always check for reports we may have filed with the Commission after the date of this prospectus. We incorporate by reference the documents listed below (File No. 1-10403) and any future filings we make with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed (in each case excluding any information therein that is furnished to (and not filed with) the Commission):
•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed February 28, 2007;

•	our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2007, filed May 4, 2007, and for the quarter ended June 30, 2007, filed August 8, 2007;

•	our Current Reports on Form 8-K filed on January 18, 2007, February 5, 2007, March 8, 2007, March 20, 2007, May 10, 2007, May 15, 2007, May 18, 2007, May 25, 2007 and August 27, 2007; and

•	the description of our limited partnership units contained in our Form 8-A/A, filed on March 30, 2007, and any subsequent amendment thereto filed for the purpose of updating such description.
     We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any document incorporated by reference into this prospectus, other than exhibits to any such document not specifically described above. Requests for such documents should be directed to our Investor Relations Department at (800) 659-0059 or write to us at 1100 Louisiana Street, Suite 1600, Houston, Texas 77002, Attention: Investor Relations. Our filings are also available on our website at www.teppco.com.
FORWARD-LOOKING STATEMENTS
     This prospectus contains or incorporates by reference statements that constitute “forward-looking statements.” All statements that express belief, expectation, estimates or intentions, as well as those that are not statements of historical facts are forward-looking statements. The words “proposed”, “anticipate”, “potential”, “may”, “will”, “could”, “should”, “expect”, “estimate”, “believe”, “intend”, “plan”, “seek” and similar expressions are intended to identify forward-looking statements. Without limiting the broader description of forward-looking statements above, we specifically note that statements included or incorporated by reference in this document that address activities, events or developments that we expect or anticipate will or may occur in the future, including such things as future distributions, estimated future capital expenditures (including the amount and nature thereof), business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of our business and operations, plans, references to future success, references to intentions as to future matters and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate under the circumstances. While we believe our expectations reflected in these forward-looking statements are reasonable, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties, including general economic, market or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by us, competitive actions by other pipeline companies, changes in laws or regulations and other factors, many of which are beyond our control. For example, the demand for refined products is dependent upon the price, prevailing economic conditions and demographic changes in the markets served, trucking and railroad freight, agricultural usage and military usage; the demand for propane is sensitive to the weather and prevailing economic conditions; the demand for petrochemicals is dependent upon prices for products produced from petrochemicals; the demand for crude oil and petroleum products is dependent upon the price of crude oil and the products produced from the refining of crude oil; and the demand for natural gas is dependent upon the price of natural gas and the locations in which natural gas is drilled. We are also subject to regulatory factors such as the amounts we are allowed to charge our customers for the services we provide on our regulated pipeline systems. Consequently, all of the forward-looking statements made or incorporated by reference in this document are qualified by these cautionary statements, and we cannot assure you that actual results or developments that we anticipate will be realized or, even if substantially realized, will have the expected consequences to or effect on us or our business or operations. Also, note that we provide additional cautionary discussion of risks and uncertainties under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in our Annual Report on Form 10-K for the year ended December 31, 2006.
     The forward-looking statements contained herein speak only as of the date hereof. Except as required by the federal and state securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or any other reason. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained herein, or referred to in our Annual Report on Form 10-K, and in our subsequent periodic reports filed with the Securities and Exchange Commission. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein may not occur.
LEGAL MATTERS
     The validity of the securities offered in this prospectus will be passed upon for us by Baker Botts L.L.P., which firm will also render an opinion on the material federal income tax considerations regarding our units.
EXPERTS
     The consolidated financial statements of TEPPCO Partners, L.P. as of December 31, 2005, and for each of the years in the two-year period ended December 31, 2005, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
     The consolidated financial statements of TEPPCO Partners, L.P. and subsidiaries, and management’s report on the effectiveness of internal control over financial reporting incorporated in this registration statement by reference from TEPPCO Partners, L.P. and subsidiaries’ Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, (which report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph referring to the change in the method of financial statement presentation related to purchases and sales of inventory with the same counterparty), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Jonah Gas Gathering Company and Subsidiary, incorporated in this registration statement by reference from TEPPCO Partners, L.P. and subsidiaries’ Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
     The consolidated balance sheet of Texas Eastern Products Pipeline Company, LLC incorporated in this registration statement by reference from TEPPCO Partners, L.P. and subsidiaries’ Current Report on Form 8-K filed on March 20, 2007 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
     On April 6, 2006, TEPPCO Partners, L.P.’s Audit, Conflicts and Governance Committee dismissed KPMG LLP as its independent registered public accounting firm and engaged Deloitte & Touche LLP as the new independent registered public accounting firm for the partnership. The change in independent registered public accounting firms is not the result of any disagreement with KPMG LLP.

TEPPCO Partners, L.P.
Distribution Reinvestment Plan
10,000,000 units representing limited partner interests

PROSPECTUS
September 14, 2007

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
     The following table sets forth the estimated expenses payable by TEPPCO Partners, L.P. (“TEPPCO”) and in connection with the issuance and distribution of the securities covered by this registration statement.

Registration fee	$11,924
Fees and expenses of accountants	25,000
Fees and expenses of legal counsel	25,000
Fees and expenses of Administrator	20,000
Printing and engraving expenses	6,000
Miscellaneous	7,500

Total	$95,424

Item 15. Indemnification of Directors and Officers.
     Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever, subject to any standards or restrictions that may be set forth in its partnership agreement. Section 6.7(a) of the Fourth Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”) of TEPPCO Partners, L.P. (the “Partnership”) provides that to the fullest extent permitted by law, (a) Texas Eastern Products Pipeline Company, LLC (and its successors as general partner, the “General Partner”), any former general partner (a “Departing Partner”), any person who is or was an affiliate of the General Partner or any Departing Partner, (b) any person who is or was an officer, director, partner or trustee of the General Partner or any Departing Partner or any affiliate of the General Partner or any Departing Partner, (c) any person who is or was serving at the request of the General Partner or any affiliate of the General Partner or any Departing Partner or any affiliate of any Departing Partner as a director, officer, partner or trustee of another person, including TEPPCO GP, Inc., provided that any such person was not providing, on a fee-for-service basis, trustee, fiduciary, or custodial services, or (d) any person the General Partner designates (collectively, “Indemnitees”), shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided, that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful. Any indemnification pursuant to Section 6.7 of the Partnership Agreement shall be made only out of the assets of the Partnership, and the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification. An Indemnitee shall not be denied indemnification in whole or in part because the Indemnitee had an interest in the transaction to which the indemnification applies if the transaction was otherwise permitted by the Partnership Agreement.
     Section 6.7(b) of the Partnership Agreement also states that to the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Partnership of an undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized by the Partnership Agreement.

     Section 6.8(a) of the Partnership Agreement provides that no Indemnitee shall be liable for monetary damages to the Partnership, the limited partners, the assignees or any other persons who have acquired interests in the limited partner units or other securities of the Partnership, for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was criminal. Further, Section 6.8(b) of the Partnership Agreement provides that the General Partner may exercise any of the powers granted to it by the Partnership Agreement and perform any of the duties imposed upon it under the Partnership Agreement either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith. The provisions of the indemnification provided in the Partnership Agreement are intended to apply even if such provisions have the effect of exculpating the Indemnitee from legal responsibility for the consequences of such person’s negligence, fault or other conduct.
     Additionally, Section 18-108 of the Delaware Limited Liability Company Act empowers a Delaware limited liability company to indemnify and hold harmless any member or manager or other person from and against all claims and demands whatsoever, subject to any standards or restrictions that may be set forth in its limited liability company agreement. Section 6.06(a) of the Amended and Restated Limited Liability Company Agreement of the General Partner, as amended (the “General Partner Agreement”), provides that, to the fullest extent permitted by law, (a) a present or former member of the Board of Directors or any committee thereof, (b) a present or former member, (c) a present or former officer, or (d) a person serving at the request of the General Partner in another entity in a similar capacity as that referred to in the immediately preceding clauses (a) or (c) (collectively, “GP Indemnitees”), shall be indemnified and held harmless by the General Partner from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including reasonable legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any GP Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as a GP Indemnitee; provided, that the GP Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the GP Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the GP Indemnitee’s conduct was unlawful. Any indemnification pursuant to Section 6.06 shall be made only out of the assets of the General Partner.
     Section 6.06(b) of the General Partner Agreement also provides that to the fullest extent permitted by law, expenses (including reasonable legal fees and expenses) incurred by a GP Indemnitee who is indemnified pursuant to Section 6.06(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the General Partner prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the General Partner of an undertaking by or on behalf of the GP Indemnitee to repay such amount if it shall be determined that the GP Indemnitee is not entitled to be indemnified as authorized by the General Partner Agreement.
     Section 6.07(a) of the General Partner Agreement provides that no GP Indemnitee shall be liable for monetary damages to the General Partner, the members or any other person for losses sustained or liabilities incurred as a result of any act or omission of a GP Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the GP Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the GP Indemnitee’s conduct was criminal. Further, Section 6.07(b) of the General Partner Agreement provides that the Board of Directors and any committee thereof may exercise any of the powers granted to it by the General Partner Agreement and perform any of the duties imposed upon it under the General Partner Agreement either directly or by or through its agents, and neither the Board of Directors nor any committee thereof shall be responsible for any misconduct or negligence on the part of any such agent appointed by the Board of Directors or any committee thereof in good faith. The provisions of the indemnification provided in the General Partner Agreement are intended to apply even if such provisions have the effect of exculpating the Indemnitee from legal responsibility for the consequences of such person’s negligence, fault or other conduct.
     The Partnership is authorized to purchase (or to reimburse its general partner for the costs of) insurance against liabilities asserted against and expenses incurred by the persons described in the preceding paragraph in connection with the Partnership’s activities, whether or not the Partnership would have the power to indemnify such person against such liabilities under the provisions described in the first paragraph above. The General Partner has obtained insurance through its affiliate, EPCO, Inc., the cost of which is reimbursed by the Partnership, covering the General Partner’s officers and directors against liabilities asserted and expenses incurred in connection with their activities as officers and directors of the General Partner or any of its direct or indirect subsidiaries.
Item 16. Exhibits.
     Reference is made to the Index to Exhibits following the signature pages hereto, which Index to Exhibits is hereby incorporated into this item.
Item 17. Undertakings.
(a) The undersigned registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
          (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) of the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
          (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;
provided, however, that the undertakings set forth in paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (4) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of this registration statement relating to an offering, other than in reliance on Rule 430B or Rule 430A, shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use.

     (5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
          (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
          (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
          (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
          (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on September 14, 2007.

TEPPCO PARTNERS, L.P.

By:	TEXAS EASTERN PRODUCTS PIPELINE COMPANY, LLC As General Partner

By:	/s/ William G. Manias

William G. Manias
Vice President and Chief Financial Officer

SIGNATURES
     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Patricia A. Totten and William G. Manias, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any additional registration statement pursuant to Rule 462(b), and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully and to all intents and purposes as they might or could not in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-3 has been signed below by the following persons in the capacities indicated on the 14th day of September, 2007.

Title
Signature	(of Texas Eastern Products Pipeline Company, LLC)

/s/ Jerry E. Thompson Jerry E. Thompson	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ William G. Manias William G. Manias	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Michael B. Bracy Michael B. Bracy	Director

/s/ Richard S. Snell Richard S. Snell	Director

INDEX TO EXHIBITS

Exhibit
No.		Exhibit

4.1	—	Form of Certificate representing Limited Partner Units (Filed as Exhibit 4.1 to the Registration Statement of TEPPCO Partners, L.P. (Commission File No. 33-32203) and incorporated herein by reference).

4.2	—	Form of Indenture between TE Products Pipeline Company, Limited Partnership and The Bank of New York, as Trustee, dated as of January 27, 1998 (Filed as Exhibit 4.3 to TE Products Pipeline Company, Limited Partnership’s Registration Statement on Form S-3 (Commission File No. 333-38473) and incorporated herein by reference).

4.3	—	Form of Certificate representing Class B Units (Filed as Exhibit 4.3 to Form 10-K of TEPPCO Partners, L.P. (Commission File No. 1-10403) for the year ended December 31, 1998 and incorporated herein by reference).

4.4	—	Form of Indenture between TEPPCO Partners, L.P., as issuer, TE Products Pipeline Company, Limited Partnership, TCTM, L.P., TEPPCO Midstream Companies, L.P. and Jonah Gas Gathering Company, as subsidiary guarantors, and First Union National Bank, NA, as trustee, dated as of February 20, 2002 (Filed as Exhibit 99.2 to Form 8-K of TEPPCO Partners, L.P. (Commission File No. 1-10403) dated as of February 20, 2002 and incorporated herein by reference).

4.5	—	First Supplemental Indenture between TEPPCO Partners, L.P., as issuer, TE Products Pipeline Company, Limited Partnership, TCTM, L.P., TEPPCO Midstream Companies, L.P. and Jonah Gas Gathering Company, as subsidiary guarantors, and First Union National Bank, NA, as trustee, dated as of February 20, 2002 (Filed as Exhibit 99.3 to Form 8-K of TEPPCO Partners, L.P. (Commission File No. 1-10403) dated as of February 20, 2002 and incorporated herein by reference).

4.6	—	Second Supplemental Indenture, dated as of June 27, 2002, among TEPPCO Partners, L.P., as issuer, TE Products Pipeline Company, Limited Partnership, TCTM, L.P., TEPPCO Midstream Companies, L.P., and Jonah Gas Gathering Company, as Initial Subsidiary Guarantors, and Val Verde Gas Gathering Company, L.P., as New Subsidiary Guarantor, and Wachovia Bank, National Association, formerly known as First Union National Bank, as trustee (Filed as Exhibit 4.6 to Form 10-Q of TEPPCO Partners, L.P. (Commission File No. 1-10403) for the quarter ended June 30, 2002 and incorporated herein by reference).

4.7	—	Third Supplemental Indenture among TEPPCO Partners, L.P. as issuer, TE Products Pipeline Company, Limited Partnership, TCTM, L.P., TEPPCO Midstream Companies, L.P., Jonah Gas Gathering Company and Val Verde Gas Gathering Company, L.P. as Subsidiary Guarantors, and Wachovia Bank, National Association, as trustee, dated as of January 30, 2003 (Filed as Exhibit 4.7 to Form 10-K of TEPPCO Partners, L.P. (Commission File No. 1-10403) for the year ended December 31, 2002 and incorporated herein by reference).

4.8	—	Full Release of Guarantee dated as of July 31, 2006 by Wachovia Bank, National Association, as trustee, in favor of Jonah Gas Gathering Company (Filed as Exhibit 4.8 to Form 10-Q of TEPPCO Partners, L.P. (Commission File No. 1-10403) for the quarter ended September 30, 2006 and incorporated herein by reference).

4.9	—	Indenture, dated as of May 14, 2007, by and among TEPPCO Partners, L.P., as issuer, TE Products Pipeline Company, Limited Partnership, TCTM, L.P., TEPPCO Midstream Companies, L.P. and Val Verde Gas Gathering Company, L.P., as subsidiary guarantors, and The Bank of New York Trust Company, N.A., as trustee (Filed as Exhibit 99.1 to Form 8-K of TEPPCO Partners, L.P. (Commission File No. 1-10403) dated as of May 14, 2007 and incorporated herein by reference).

4.10	—	Form of Junior Subordinated Note, including Guarantee (included in Exhibit 4.10 hereto).

4.11	—	First Supplemental Indenture, dated as of May 18, 2007, by and among TEPPCO Partners, L.P., as issuer, TE Products Pipeline Company, Limited Partnership, TCTM, L.P., TEPPCO Midstream Companies, L.P. and Val Verde Gas Gathering Company, L.P., as subsidiary guarantors, and The Bank of New York Trust Company, N.A., as trustee. (Filed as Exhibit 4.2 to Form 8-K of TEPPCO Partners, L.P. (Commission File No. 1-10403) dated as of May 15, 2007 and incorporated herein by reference).

Exhibit
No.		Exhibit

4.12	—	First Supplemental Indenture, dated as of June 30, 2007, by and among TE Products Pipeline Company, LLC and The Bank of New York Trust Company, N.A., as trustee (Filed as Exhibit 4.1 to Form 8-K of TE Products Pipeline Company, LLC (Commission File No. 1-13603) filed on July 6, 2007 and incorporated herein by reference).

4.13	—	Second Supplemental Indenture, dated as of June 30, 2007, by and among TEPPCO Partners, L.P., as issuer, TE Products Pipeline Company, Limited Partnership, TCTM, L.P., TEPPCO Midstream Companies, L.P. , Val Verde Gas Gathering Company, L.P., TE Products Pipeline Company, LLC and TEPPCO Midstream Companies, LLC, as subsidiary guarantors, and The Bank of New York Trust Company, N.A., as trustee (Filed as Exhibit 4.2 to Form 8-K of TE Products Pipeline Company, LLC (Commission File No. 1-13603) filed on July 6, 2007 and incorporated herein by reference).

4.14	—	Fourth Supplemental Indenture, dated June 30, 2007, by and among TEPPCO Partners, L.P., as issuer, TE Products Pipeline Company, Limited Partnership, TCTM, L.P., TEPPCO Midstream Companies, L.P., Val Verde Gas Gathering Company, L.P., TE Products Pipeline Company, LLC and TEPPCO Midstream Companies, LLC, as subsidiary guarantors, and U.S. Bank National Association, as trustee (Filed as Exhibit 4.3 to Form 8-K of TE Products Pipeline Company, LLC (Commission File No. 1-13603) filed on July 6, 2007 and incorporated herein by reference).

*5.1	—	Opinion of Baker Botts L.L.P.

*8.1	—	Opinion of Baker Botts L.L.P. relating to certain tax matters.

12.1	—	Statement of Computation of Ratio to Fixed Charges (Filed as Exhibit 12.1 to Form 10-Q of TEPPCO Partners, L.P. (Commission File No. 1-10403) for the quarter ended June 30, 2007 and incorporated by reference).

*23.1	—	Consent of Deloitte & Touche LLP.

*23.2	—	Consent of Independent Registered Public Accounting Firm KPMG LLP.

23.3	—	Consent of Baker Botts L.L.P. (included in Exhibits 5.1 and 8.1).

24.1	—	Powers of Attorney (included on signature page).

*99.1	—	Cover letter to accompany the prospectus to be provided to participants in the TEPPCO Partners, L.P. Distribution Reinvestment Plan who are registered owners of units.

*99.2	—	Enrollment Form for TEPPCO Partners, L.P. Distribution Reinvestment Plan.

*	Filed herewith.